21st Floor, Everbright Bank Building,
Zhuzilin, Futian District, Shenzhen, Guangdong,
People’s Republic of China 518040
Tel.: (+86) 755 -8370-8333
Fax: (+86) 755-8370-9333

July 15, 2008

By EDGAR Transmission and by Hand Delivery

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:

China Information Security Technology, Inc.
Registration Statement on Form S-1
Filed June 18, 2008
File No. 333-150896

Dear Ms. Jacobs:

On behalf of China Information Security Technology, Inc. ("CIST"), we hereby submit this Amendment ("Amendment") to Amendment No. 1 to our Registration Statement on Form S-1 (the "Registration Statement"), in response to the verbal comments of the staff (the Staff) of the Securities and Exchange Commission (the "Commission") on July 10, 2008, with respect to the Registration Statement.

We understand and agree that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve CIST from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  CIST may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Market for Our Common Stock, page 21

1.     Please explain the increase in the number of your stockholders of record.

Response: We have updated the Amendment to reflect that on July 10, 2008, there were approximately 153 stockholders of record of our common stock. Our prior filings improperly reflected only the number of our active stockholders instead of the total number of our stockholders of record.

Barbara C. Jacobs

July 15, 2008

Legality Opinion

2.     Please match the securities covered by the registration statement with those covered by the opinion or advise.

Response: We have filed an updated opinion reflecting that the opinion covers 1,070,000 shares of common stock and 100,000 shares of common stock issuable upon the exercise of warrants.

We have decreased the number of warrant shares to reflect the removal from the Selling Stockholder table of the 300,000 shares of common stock issuable upon the exercise of warrants delivered to Roth Capital Partners, LLC ("Roth"). Roth has advised us that it intends to rely on Rule 144 in connection with its warrant shares.

[Remainder of Page Left Blank Intentionally]

Barbara C. Jacobs

July 15, 2008

If you would like to discuss our response, the Amendment or any other matters regarding CIST, please contact Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

CHINA INFORMATION SECURITY TECHNOLOGY, INC.

By: /s/Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer